UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2002 4/30/2002

Taro Pharmaceutical Industries Ltd.
(Translation of registrant's name into English)

14 Hakitor Street, Haifa Bay 26110, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑



02033185

The following is included in this Report on Form 6-K:

1. Report of Share Issuance presented to the Israel Registrar of Companies in April, 2002.

2. Press Release dated April 9, 2002.

3. Press Release dated April 18, 2002.

4. Press Release dated April 25, 2002.

To be sent on 7 April 2002

Report of Share Issuance

Company: Taro Pharmaceutical Industries Limited
Date of Issuance: February 7, 2002
No. of Company: 52-002290-6

Name of Shares: Ordinary
Symbol of Shares: Ord.
Par Value: NIS 0.0001
No. of Shares Issued: 50
For Cash Consideration: 50

Additional Holders of Ordinary Shares

		Par value	No. of shares	Price per share
I.D. number:	Canadian Passport # VD 762830			
Shareholder:	Chris Pergotski	**0.0001**	**25**	**11.39**
			25	**11.62**

Address: 29 Lent Crescent
Brampton, ONT L6Y 5E5

Cash allocation
Amount regarded as paid for each share: 25 – 11.39NIS; 25 – 11.62NIS

Reported by: Kevin Connelly
I.D. number
Title: Chief Financial Officer
Date: February 10, 2002

Report of Share Issuance

Company: Taro Pharmaceutical Industries Limited
Date of Issuance: February 5, 2002
No. of Company: 52-002290-6

Name of Shares: Ordinary
Symbol of Shares: Ord.
Par Value: NIS 0.0001
No. of Shares Issued: 175
For Cash Consideration: 175

Additional Holders of Ordinary Shares

		Par value	No. of shares	Price per share
I.D. number:	US Passport # 203039163			
Shareholder:	Susi Antoniuk	**0.0001**	**100**	**11.28**
			75	**11.51**
Address:	46 Tibet Drive Carmel, NY 10512-3979 U.S.A.			

Cash allocation
Amount regarded as paid for each share: 100 – 11.28NIS; 75 – 11.51NIS

Reported by: Kevin Connelly
I.D. number
Title: Chief Financial Officer
Date: February 6, 2002

Report of Share Issuance

Company:	Taro Pharmaceutical Industries Limited
Date of Issuance:	February 5, 2002
No. of Company:	52-002290-6

Name of Shares:	Ordinary
Symbol of Shares:	Ord.
Par Value:	NIS 0.0001
No. of Shares Issued:	150
For Cash Consideration:	150

Additional Holders of Ordinary Shares

		Par value	No. of shares	Price per share
I.D. number:	Drivers' License # H6015-41076-35315			
Shareholder:	Josey Hobbs	**0.0001**	**100**	**11.28**
			50	**11.47**

Address: 25 Hafday
Lincolnshire, IL
U.S.A.

Cash allocation Amount regarded as paid for each share:	100 – 11.28NIS; 50 – 11.47NIS

Reported by:	Kevin Connelly
I.D. number	
Title:	Chief Financial Officer
Date:	February 6, 2002

Report of Share Issuance

Company:	Taro Pharmaceutical Industries Limited
Date of Issuance:	February 7, 2002
No. of Company:	52-002290-6
Name of Shares:	Ordinary
Symbol of Shares:	Ord.
Par Value:	NIS 0.0001
No. of Shares Issued:	150
For Cash Consideration:	150

Additional Holders of Ordinary Shares

		Par value	No. of shares	Price per share
I.D. number:	Canadian Citizen #5650883			
Shareholder:	Lul Ogbaghebriel	**0.0001**	**100**	**11.39**
			50	**11.57**

Address: 4460 Tucana Court, Unit #1607
Mississauga, ONT L5R 3K9
CANADA

Cash allocation	
Amount regarded as paid for each share:	100 – 11.39NIS; 50 – 11.57NIS
Reported by:	Kevin Connelly
I.D. number	
Title:	Chief Financial Officer
Date:	February 10, 2002

Report of Share Issuance

Company:	Taro Pharmaceutical Industries Limited
Date of Issuance:	February 24, 2002
No. of Company:	52-002290-6
Name of Shares:	Ordinary
Symbol of Shares:	Ord.
Par Value:	NIS 0.0001
No. of Shares Issued:	49
For Cash Consideration:	49

Additional Holders of Ordinary Shares

		Par value	No. of shares	Price per share
I.D. number:	Canadian Resident			
Shareholder:	Alok Sadana	**0.0001**	**24**	**11.45**
			25	**11.68**
Address:	910-3577 Derry Road East Mississauga, ONT L4T 1B3 CANADA			

Cash allocation Amount regarded as paid for each share:	24 – 11.45NIS; 25 – 11.68NIS
Reported by:	Kevin Connelly
I.D. number	
Title:	Chief Financial Officer
Date:	March 4, 2002

Report of Share Issuance

Company:	Taro Pharmaceutical Industries Limited
Date of Issuance:	February 24, 2002
No. of Company:	52-002290-6
Name of Shares:	Ordinary
Symbol of Shares:	Ord.
Par Value:	NIS 0.0001
No. of Shares Issued:	51
For Cash Consideration:	51

Additional Holders of Ordinary Shares

		Par value	No. of shares	Price per share
I.D. number:	Canadian Resident			
Shareholder:	Marton Klein	**0.0001**	**26**	**11.45**
			25	**11.68**

Address: 6151 Bathurst Street, Apt. 904
Toronto, ONT M2R 1Z4
CANADA

Cash allocation

Amount regarded as paid for each share:	26 – 11.45NIS; 25 – 11.68NIS
Reported by:	Kevin Connelly
I.D. number	
Title:	Chief Financial Officer
Date:	March 4, 2002

Report of Share Issuance

Company: Taro Pharmaceutical Industries Limited
Date of Issuance: February 19, 2002
No. of Company: 52-002290-6

Name of Shares: Ordinary
Symbol of Shares: Ord.
Par Value: NIS 0.0001
No. of Shares Issued: 500
For Cash Consideration: 500

Additional Holders of Ordinary Shares

		Par value	No. of shares	Price per share
I.D. number:	U.S.A. Resident			
Shareholder:	Vicki Vargas	**0.0001**	**125**	**11.52**
			250	**12.09**
			125	**11.71**

Address: 1764 E. harmony Lake Circle
Davie, FL 33324
U.S.A.

Cash allocation
Amount regarded as paid for each share: 125 – 11.52NIS; 250 – 12.09NIS; 125 – 11.71NIS

Reported by: Kevin Connelly
I.D. number
Title: Chief Financial Officer
Date: March 4, 2002

Report of Share Issuance

Company:	Taro Pharmaceutical Industries Limited
Date of Issuance:	February 21, 2002
No. of Company:	52-002290-6

Name of Shares:	Ordinary
Symbol of Shares:	Ord.
Par Value:	NIS 0.0001
No. of Shares Issued:	1,250
For Cash Consideration:	1,250

Additional Holders of Ordinary Shares

		Par value	No. of shares	Price per share
I.D. number:	Canadian Resident			
Shareholder:	Teresa Staley	**0.0001**	**1,250**	**40.91**

Address: 825 Norwick Road
Newmarket, ONT L3X 1K8
CANADA

Cash allocation

Amount regarded as paid for each share:	1,250 – 40.91NIS

Reported by:	Kevin Connelly
I.D. number	
Title:	Chief Financial Officer
Date:	March 4, 2002

Report of Share Issuance

Company: Taro Pharmaceutical Industries Limited
Date of Issuance: February 19, 2002
No. of Company: 52-002290-6

Name of Shares: Ordinary
Symbol of Shares: Ord.
Par Value: NIS 0.0001
No. of Shares Issued: 250
For Cash Consideration: 250

Additional Holders of Ordinary Shares

		Par value	No. of shares	Price per share
I.D. number:	Drivers' License # MO746-52135-50522			
Shareholder:	Mark Maskell	**0.0001**	**250**	**11.56**
Address:	L92 25 Church Street Schomberg (Y), ONT L0G 1T0 CANADA			

Cash allocation
Amount regarded as paid for each share: 250 – 11.56NIS

Reported by: Kevin Connelly
I.D. number
Title: Chief Financial Officer
Date: February 27, 2002

Report of Share Issuance

Company:	Taro Pharmaceutical Industries Limited
Date of Issuance:	February 19, 2002
No. of Company:	52-002290-6
Name of Shares:	Ordinary
Symbol of Shares:	Ord.
Par Value:	NIS 0.0001
No. of Shares Issued:	49
For Cash Consideration:	49

Additional Holders of Ordinary Shares

		Par value	No. of shares	Price per share
I.D. number:	Canadian Passport # VD 533177			
Shareholder:	Sanjiv Ahluwalia	**0.0001**	**24**	**11.52**
		0.0001	**25**	**11.76**

Address: 39 Morning Glory Crescent
Whitby, ONT L1R 1N3
CANADA

Cash allocation	
Amount regarded as paid for each share:	24 – 11.52NIS; 25 – 11.76NIS
Reported by:	Kevin Connelly
I.D. number	
Title:	Chief Financial Officer
Date:	February 25, 2002

Report of Share Issuance

Company: Taro Pharmaceutical Industries Limited
Date of Issuance: February 19, 2002
No. of Company: 52-002290-6

Name of Shares: Ordinary
Symbol of Shares: Ord.
Par Value: NIS 0.0001
No. of Shares Issued: 10,875
For Cash Consideration: 10,875

Additional Holders of Ordinary Shares

		Par value	No. of shares	Price per share
I.D. number:	Drivers License # DOB07-06-44			
Shareholder:	Alexander Cossin	**0.0001**	**500**	**11.76**
			2,000	**11.52**
			7,500	**12.04**
			875	**21.86**

Address: 1 Spruce Drive
Tuxedo, NY 10987
U.S.A.

Cash allocation
Amount regarded as paid for each share: 500 – 11.76NIS; 2,000 – 11.52NIS; 7,500 – 12.04NIS; 875 – 21.86NIS

Reported by: Kevin Connelly
I.D. number
Title: Chief Financial Officer
Date: February 25, 2002

Report of Share Issuance

Company: Taro Pharmaceutical Industries Limited
Date of Issuance: February 19, 2002
No. of Company: 52-002290-6

Name of Shares: Ordinary
Symbol of Shares: Ord.
Par Value: NIS 0.0001
No. of Shares Issued: 325
For Cash Consideration: 325

Additional Holders of Ordinary Shares

		Par value	No. of shares	Price per share
I.D. number:	Canadian Birth Certificate: #57-08-01738			
Shareholder:	Gay Moldenhauer	**0.0001**	**200**	**11.52**
			125	**11.76**

Address: 13752 6th Line
R.R. #1
Acton, ONT L7J 2L7
CANADA

Cash allocation
Amount regarded as paid for each share: 200 – 11.52NIS; 125 – 11.76

Reported by: Kevin Connelly
I.D. number
Title: Chief Financial Officer
Date: February 25, 2002

Report of Share Issuance

Company:	Taro Pharmaceutical Industries Limited
Date of Issuance:	February 19, 2002
No. of Company:	52-002290-6

Name of Shares:	Ordinary
Symbol of Shares:	Ord.
Par Value:	NIS 0.0001
No. of Shares Issued:	275
For Cash Consideration:	275

Additional Holders of Ordinary Shares

		Par value	No. of shares	Price per share
I.D. number:	Drivers' License # 9400-3806-4004			
Shareholder:	Kevin Murphy	**0.0001**	**275**	**13.40**

Address: 2101 4470 Tucana Court
Mississauga, ONT L5R 3K8
CANADA

Cash allocation
Amount regarded as paid for each share: 275 – 13.40NIS

Reported by:	Kevin Connelly
I.D. number	
Title:	Chief Financial Officer
Date:	February 25, 2002

Report of Share Issuance

Company: Taro Pharmaceutical Industries Limited
Date of Issuance: February 22, 2002
No. of Company: 52-002290-6

Name of Shares: Ordinary
Symbol of Shares: Ord.
Par Value: NIS 0.0001
No. of Shares Issued: 49
For Cash Consideration: 49

Additional Holders of Ordinary Shares

		Par value	No. of shares	Price per share
I.D. number:	Canadian Passport # VM 820743			
Shareholder:	Sharon Wells	**0.0001**	**24**	**11.47**
			25	**11.70**

Address: 3565 Birchmeadow Crescent
Mississauga, ONT L4Y 3R8
CANADA

Cash allocation
Amount regarded as paid for each share: 24 – 11.47NIS; 25 – 11.70NIS

Reported by: Kevin Connelly
I.D. number
Title: Chief Financial Officer
Date: February 25, 2002

Report of Share Issuance

Company:	Taro Pharmaceutical Industries Limited
Date of Issuance:	February 22, 2002
No. of Company:	52-002290-6

Name of Shares:	Ordinary
Symbol of Shares:	Ord.
Par Value:	NIS 0.0001
No. of Shares Issued:	49
For Cash Consideration:	49

Additional Holders of Ordinary Shares

		Par value	No. of shares	Price per share
I.D. number:	Canadian Birth Certificate: ZO 37720			
Shareholder:	Louanne Powless	**0.0001**	**24**	**11.47**
			25	**11.70**

Address: 34 Albemarle Court
Brampton, ONT L6Z 1R4
CANADA

Cash allocation Amount regarded as paid for each share:	24 – 11.47NIS; 25 – 11.70NIS

Reported by:	Kevin Connelly
I.D. number	
Title:	Chief Financial Officer
Date:	February 25, 2002

Report of Share Issuance

Company:	Taro Pharmaceutical Industries Limited
Date of Issuance:	February 19, 2002
No. of Company:	52-002290-6

Name of Shares:	Ordinary
Symbol of Shares:	Ord.
Par Value:	NIS 0.0001
No. of Shares Issued:	250
For Cash Consideration:	250

Additional Holders of Ordinary Shares

		Par value	No. of shares	Price per share
I.D. number:	Israeli ID #0437506-9			
Shareholder:	Ilan Ben-Cnaan	**0.0001**	**250**	**11.60**

Address: 42 Bilu Street
Raanana 43581
ISRAEL

Cash allocation
Amount regarded as paid for each share: 250 – 11.60NIS

Reported by:	Kevin Connelly
I.D. number	
Title:	Chief Financial Officer
Date:	February 25, 2002


TARO
news
news
news

Taro Pharmaceutical Industries Ltd.
c/o Taro Pharmaceuticals U.S.A., Inc.
Five Skyline Drive
Hawthorne, New York 10532
(Nasdaq/NMS: TARO)

AT THE COMPANY

Kevin Connelly	Daniel Saks
Chief Financial Officer	Vice President, Corporate Affairs
(914) 345 9001 ext. 338	(914) 345-9001 ext. 208

FOR IMMEDIATE RELEASE
Tuesday, April 9, 2002

TARO RECEIVES APPROVAL FOR KETODERM™ CREAM IN CANADA

First Equivalent to Nizoral® Cream Extends Taro's Line of Topical Dermatological Prescription Products

Hawthorne, NY, April 9, 2002 – Taro Pharmaceutical Industries Ltd. (NASDAQ/NMS:TARO) today reported that the Company's wholly owned Canadian subsidiary, Taro Pharmaceuticals Inc., received notification from the Therapeutic Products Directorate of Health Canada approving its Abbreviated New Drug Submission to manufacture and market Ketoderm™ Cream (Ketoconazole Cream 2%) in Canada.

Taro's Ketoderm™ Cream is bioequivalent to Nizoral® Cream, a product of McNeil Consumer Products Company. Ketoderm™ Cream is a prescription topical product used primarily to treat fungal infections of the skin. According to industry sources, the annual market for Ketoconazole Cream in Canada is currently CDN$4.8 million (approximately US$3.0 million).

First Approved Alternative to Nizoral® Cream in Canada
Taro believes its new product is the first generic equivalent to Nizoral® Cream approved in Canada. "Ketoderm™ Cream adds an important antifungal product to Taro's wide range of prescription and over-the-counter topical pharmaceuticals in Canada," said Barrie Levitt, M.D., Chairman of the Company. "Patients, physicians and pharmacists in Canada will soon have this affordable, high-quality alternative."

- more -

Taro is a multinational, science-based pharmaceutical company dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.

For further information on Taro Pharmaceutical Industries Ltd., please visit the Company's website at www.taro.com.

Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include references to Ketoderm™ Cream and its availability in Canada. Although Taro Pharmaceutical Industries Ltd. believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ include industry and market conditions, slower than anticipated penetration of new markets, changes in the Company's financial position, regulatory actions, and other risks detailed from time to time in the Company's SEC reports, including its Prospectus dated October 1, 2001.

# # #



Taro Pharmaceutical Industries Ltd.
c/o Taro Pharmaceuticals U.S.A., Inc.
Five Skyline Drive
Hawthorne, New York 10532
(Nasdaq/NMS: TARO)

AT THE COMPANY

Kevin Connelly	Daniel Saks
Chief Financial Officer	Vice President, Corporate Affairs
(914) 345-9001 ext. 338	(914) 345-9001 ext. 208

FOR IMMEDIATE RELEASE
April 18, 2002

TARO TO REPORT 1st QUARTER RESULTS AND CONDUCT CONFERENCE CALL ON APRIL 25, 2002

Hawthorne, NY, April 18, 2002 – Taro Pharmaceutical Industries Ltd. (NASDAQ/NMS: TARO) today reported that the Company intends to announce financial results for the first quarter ended March 31, 2002 prior to the Nasdaq market opening on Thursday, April 25, 2002. The Company will conduct a conference call to discuss the results on the same day at 11:00 a.m. Eastern Time (8:00 a.m. Pacific Time).

The conference call will be hosted by Barrie Levitt, M.D., Chairman of the Company, who will review the quarter along with Kevin Connelly, Chief Financial Officer, and Daniel Saks, Vice President, Corporate Affairs. The call will be available live via the Internet by accessing www.taro.com.

For those who cannot listen to the live broadcast, an online replay will be available on www.taro.com. A telephone replay will be available by dialing 800-428-6051 (domestic U.S.) or +973-709-2089 (international) and entering the passcode 238774 when prompted. The online and telephone replays will become available approximately 1:00 p.m. on April 25th and will remain available through May 2, 2002.

Taro is a multinational, science-based pharmaceutical company dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.

# # #

Taro Reports Record First Quarter 2002 Results;

25th Consecutive Quarter of Record Sales, 15th Consecutive Quarter of Record Net Income

HAWTHORNE, N.Y.--April 25, 2002--Taro Pharmaceutical Industries Ltd. (NASDAQ/NMS: TARO)

Highlights

- Q1 2002 Sales Increased to $44.5 million, a 57% Gain Over Q1 2001

- Q1 2002 Net Income Increased to $9.9 million, or $0.34 per Share, a 256% Increase Over Q1 2001

- Taro's Warfarin Tablets Approved in the UK in January

- Taro's Ketoderm(TM)(Ketoconazole Cream 2%) Approved in Canada in April

Taro Pharmaceutical Industries Ltd. (NASDAQ/NMS: TARO) today reported record sales and earnings for the Company's first quarter ended March 31, 2002.

Financial Results

The first quarter results represent Taro's 25th consecutive quarter of record sales and 15th consecutive quarter of record net income.

Sales for the first quarter of 2002 increased 57% to $44,539,000, compared with sales of $28,368,000 for the first quarter of 2001. Net income for the first quarter of 2002 increased 256% to $9,875,000, or $0.34 per diluted ordinary share, compared with $2,770,000, or $0.11 per diluted ordinary share, for the year-ago quarter. (Per share data are adjusted to reflect a two-for-one stock split in the form of a 100% stock dividend paid on July 26, 2001.)

The strong improvement in earnings per share comes despite an increase in diluted weighted average shares to 29,421,941 in the first quarter of 2002, from 24,903,068 diluted weighted average shares in the year-ago quarter, resulting primarily from a public offering of 5,750,000 shares in October 2001.

Selling, general and administrative expenses for the first quarter of 2002 were $11,745,000, or 26% of sales, compared with $8,818,000, or 31% of sales, in the first quarter of 2001. Operating income before R&D expenses increased to $17,095,000, or 38% of sales, up from $8,205,000, or 29% of sales, for the first quarter of 2001. R&D expenses for the first quarter of 2002 increased to $5,351,000, or 12% of sales, compared with $4,014,000, or 14% of sales, for the first quarter of 2001.

Operating income increased 180% to $11,744,000 in the first quarter of 2002 from $4,191,000 in the year-ago quarter. Taro's gross profit in the first quarter of 2002 increased 69% to $28,840,000, or 65% of sales, from $17,023,000, or 60% of sales, for the first quarter of 2001.

Strong Financial Position

At March 31, 2002, total assets were $316,635,000, compared with $307,762,000 at December 31, 2001. Cash and cash equivalents were $143,734,000, compared with $150,732,000 at the end of 2001. Total liabilities were $87,493,000, compared with $88,622,000 at the end of 2001. Shareholders' equity was $228,310,000, compared with $218,364,000 at the end of 2001.

Current assets at March 31, 2002 were $235,302,000, compared with $231,494,000 at December 31, 2001. Current liabilities at March 31, 2002 were $32,375,000, compared with $34,783,000 at year-end 2001.

"We believe that Taro's financial performance results from the investments we have made in research," said Barrie Levitt, M.D., Chairman of the Company. "Continued increases in both sales and earnings reflect growing acceptance of our products in the marketplace."

Market Conditions

Generic Lotrisone(R) Cream

Competition is a common occurrence during the lifecycle of generic products. Taro has encountered competition on its products in the past and has effectively dealt with the entry of new generics into the marketplace.

Since the approval for Taro's Clotrimazole and Betamethasone Dipropionate Cream ("CB Cream"), bioequivalent to Schering Plough's Lotrisone(R) Cream, in May 2001, Taro has anticipated and subsequently encountered generic competition.

As a responsible competitor in the generic pharmaceutical market, any action Taro may take regarding CB Cream will be designed to preserve the value of our products while protecting our market position and the integrity of our customer relationships.

Regulatory Inspections and Approvals

Taro has a record of successful inspections by the U.S. Food and Drug Administration ("FDA"). The most recent FDA inspections of the Company's facilities in both Israel and Canada resulted in no findings of non-compliance, and no Form FD-483 was issued for either facility.

In the first quarter of 2002, Taro, having been approved by the United Kingdom Medicines Control Agency as a manufacturing site, received approval in the UK for Warfarin Tablets in the four strengths currently used in that country.

Soon after the end of the first quarter, Taro received approval in Canada for Ketoderm(TM), its brand of Ketoconazole Cream 2%. Ketoderm(TM), bioequivalent to McNeil Consumer Products' Nizoral(R) Cream, is a prescription topical antifungal medication.

Taro has submitted three Abbreviated New Drug Applications ("ANDAs") during the first quarter of 2002, with additional filings expected in the coming months, and currently has 15 filings with the FDA. The Company believes that the approval process for products Taro has filed at the FDA is proceeding satisfactorily.

Because of the Company's track record with the FDA, Taro believes that the current situation in the Middle East has not affected the FDA approval process for its products. Moreover, Taro has operated its manufacturing facilities in Israel without interruption since 1950. In the face of changing conditions in the Middle East, during the past 52 years, Taro has maintained continuous supply to its customers in a timely manner.

Proprietary Research

Taro is actively continuing its development of NonSpil(TM) products using its patented, spill-resistant liquid drug delivery system. The delivery system's spill-resistant formula will allow increased accuracy, reliability and ease in administering medicines to children and the elderly, and provide an alternative for patients who may have difficulty swallowing tablets or capsules. The Company holds several patents relating to this unique delivery system and has additional patents pending in the U.S. and worldwide. There can be no assurance that NonSpil(TM) products will be commercially successful.

Taro also continues development of T2000, the first of its novel class of non-sedating barbiturates. The Company is nearing the end of Phase I clinical testing for the product. While there can be no assurances of successful development or commercialization of any member of this new class of barbiturates, T2000 has not produced significant toxicity in humans in the testing conducted to date.

Outlook

"Taro is in a stronger position for long-term growth than at any time in our history. As in the past, the pace of Taro's growth will depend upon the rate of new product introductions. We have the people, products, pipeline and financial resources to continue our record of growth and profitability in the pharmaceutical marketplace," Dr. Levitt concluded.

Conference Call

The Company will conduct a conference call to discuss first quarter results on Thursday, April 25, 2002 at 11:00 a.m. Eastern Time (8:00 a.m. Pacific Time). The call will be available live via the Internet by accessing www.taro.com. For those who cannot listen to the live broadcast, an online replay will be available through May 2, 2002 on www.taro.com. A telephone replay will also be available through May 2, 2002 by dialing 800-428-6051 (domestic U.S.) or +973-709-2089 (international) and entering the passcode 238774 when prompted.

Taro is a multinational, science-based pharmaceutical company dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.

For further information on Taro Pharmaceutical Industries Ltd., please visit the Company's website at www.taro.com.

Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements that are not describing historical facts, such as descriptions or comments describing what the company or its officers "believe," "expect," "anticipate," or similar statements; comments concerning Taro's expectations regarding profitability and growth; FDA filings, approvals, and inspections in Israel and Canada; the pricing and market size of generic Lotrisone(R) Cream; market acceptance of Taro's products; operations in Israel; and contribution of new products. Although Taro believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ include industry and market conditions, slower than anticipated regulatory approval of new generic products, other regulatory actions, slower than anticipated penetration of new markets, changes in the Company's financial position, the situation in the Middle East and other risks detailed from time to time in the Company's SEC reports, including its Prospectus dated October 1, 2001.

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED BALANCE SHEETS
(US dollars in thousands)

	MARCH 31, 2002	DECEMBER 31, 2001
Assets		
Current Assets:		
Cash and Cash Equivalents	$143,734	$150,732
Restricted Short-Term Bank Deposits	2,426	2,416
Accounts Receivable - Trade	47,988	41,131
Accounts Receivable - Other and Prepaid Expenses	9,941	8,134
Inventories	31,213	29,081
Total Current Assets	235,302	231,494
Long Term Investments	1,482	2,838
Property, Plant and Equipment, net	60,383	54,024
Deferred Taxes and Other Assets	19,468	19,406
TOTAL ASSETS	$316,635	$307,762
Liabilities and Shareholders' Equity		
Current Liabilities:		
Short-Term Bank Credits	$3,887	$2,221
Current Maturities of Long-Term Liabilities	6,366	6,010
Accounts Payable and Accrued Expenses	22,122	26,552
Total Current Liabilities	32,375	34,783
Long -Term Liabilities	50,608	49,285
Deferred Taxes and Other Liabilities	4,510	4,554
Total Liabilities	87,493	88,622
Minority Interest	832	776
Shareholders' Equity	228,310	218,364
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$316,635	$307,762

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENTS OF INCOME
(US dollars in thousands, except per share data)

	Three Months Ended March 31, 2002	2001
SALES	$44,539	$28,368
Cost of Sales	15,699	11,345

Gross Profit	28,840	17,023
Operating Expenses:		
Selling, General and Administrative	11,745	8,818
Operating Income before Research and Development	17,095	8,205
Research and Development	5,351	4,014
Operating Income	11,744	4,191
Financial (Income) Expenses - Net	(59)	742
	11,803	3,449
Other Income - Net	-	(23)
	11,803	3,426
Taxes on Income	1,872	666
	9,931	2,760
Minority Share in Profits (Losses) of Subsidiary	56	(10)
NET INCOME	$9,875	$2,770
Earnings per Ordinary Share	$0.35	$0.13
Diluted Earnings per Ordinary Share	$0.34	$0.11
Weighted Average Number of Shares-		
BASIC EPS	28,620,894	21,570,448
DILUTED EPS	29,421,941	24,903,068

CONTACT: Taro Pharmaceutical Industries Ltd., Hawthorne
Kevin Connelly, 914/345 9000 ext. 338
Daniel Saks, 914/345-9000 ext. 208

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taro Pharmaceutical Industries Ltd.

Date: May 1, 2002

By: Kevin Connelly
Kevin Connelly
Vice President and Chief
Financial Officer